UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-34129

CUSIP NUMBER

15234Q207

15234Q108

(Check One) ☐ Form 10-K   ☒ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q    ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Companhia de Saneamento Básico do Estado de São Paulo-SABESP

Full Name of Registrant

N/A

Former Name if Applicable

Rua Costa Carvalho, 300

Address of Principal Executive Office (Street and Number)

05429-900 São Paulo, SP, Brazil

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a state controlled company we are required to change our auditor periodically.  Following a public procurement process, we retained a new independent registered public accounting firm in September 2023.  In addition, as widely reported and as we have informed our shareholders through the CVM in Brazil and the SEC in the U.S. over the last months, the State of São Paulo, our controlling shareholder, is in the process of implementing measures for our proposed privatization. This on-going process combined with the change in auditor, requires us to perform additional procedures to ensure we complete all the required information to file our Form 20-F as of and for the year ended December 31, 2023 (the "2023 Form 20-F"). Accordingly, we concluded today that we will require additional time to finalize all the procedures to permit us to file our 2023 Form 20-F.

We anticipate filing our 2023 Form 20-F on or before May 15, 2024.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Catia Cristina Teixeira Pereira
(Name)

+55 11	3388-8247

(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof. ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons described above, the Company is currently unable to make a quantitative estimate of the effects, if any, resulting from the ultimate resolution of these matters.

Companhia de Saneamento Básico do Estado de São Paulo-SABESP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2024	By	/s/ Catia Cristina Teixeira Pereira

Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer